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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2001

                                   Enodis plc


                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:      X                  Form 40-F:
                     ---------                          --------


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:                       No:      X
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         On August 21, 2001, the Registrant distributed the following press release:

                     ENODIS PLC ANNOUNCES REVIEW OF OPTIONS

LONDON, August 21, 2001 -- Enodis PLC (London: ENO; NYSE: ENO), On April 23, 2001, the Board of Enodis announced that it would conduct a full review of its options in order to determine the most appropriate way to restore shareholder value and reduce debt. Since then Enodis has completed the sale of its Building and Consumer Products Division for 134 million pounds sterling, strengthening its financial position and enabling the Group to focus solely on its core commercial food equipment business.

         As part of its wide-ranging review, the Board explored approaches it had received from parties with a possible interest in making an offer for the company and conducted, with its financial advisors, an extensive and thorough process to determine whether any third party's proposal properly reflects the value of Enodis' portfolio of market leading businesses.

         Whilst the process has confirmed the strength of the Group's businesses and brands, especially in North America, the Board, which has taken account of the views of its major shareholders, has concluded that the interests of shareholders will best be served through Enodis continuing as an independent company and implementing its current recovery programme.

         In the period since the announcement of Enodis' interim results on May 24, 2001, trading has been in line with the Board's expectations at that time. The benefits of the cost-saving programme are being delivered as anticipated.

         The Board of Enodis is committed to maintaining strong relationships with customers, dealers, distributors and employees that are central to the future development of the business and the creation of shareholder value. A year-end trading update is planned for the second half of September.

         This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from the its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ENODIS PLC



August 21, 2001
                                   By: /s/ Andrew F. Roake
                                       -------------------------------
                                       Name:  Andrew F. Roake
                                       Title: Chief Operating Officer